UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                        WASHINGTON, D.C. 20549



    DIVISION OF
CORPORATION FINANCE



                                                              February 21, 2019

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

        Re: CERES Coin LLC
            Draft Offering Statement on Form 1-A
            Submitted December 13, 2018
            CIKNo.0001734118

Dear Mr. Uchill:

        We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252( d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. A number of our comments request significant changes to your offering statement and detailed explanations of your offering and your proposed business. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we expect we will have a number of additional comments.

Draft Offering Statement on Form 1-A

General

1. Please significantly revise your offering circular to describe the material features of the
        Coins and Tokens in more detail. In this regard, we note that while you describe a class of securities being offered as "Tokens," it is unclear whether the Tokens being offered will be issued in digital form and, if so, how such distribution will occur (e.g., whether investors will need to establish a wallet). While not exhaustive, please refer to the following:
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 2


          Clarify and describe in more detail the platform on which your Coins and Tokens are based, including the nature of the platform, how it will support your blockchain and how Coins and Tokens will be validated. To the extent you intend to utilize the blockchain to record transfers of the Coins or Tokens, please disclose how and when the transfers will be recorded;

          To the extent that there is an inherent limit in the total number of Coins and Tokens that you can create, please explain how that feature works and how it is enforced;

          Disclose whether a single Token or Coin may be divided into fractions of a token or coin, as well as any limits on their division, or if only whole tokens or coins may be transferred or accepted;

          Discuss any limits on the transfer of Tokens and Coins;

          Clarify when and how the Coins and Tokens will be delivered;

          Explain how you intend to provide updates on the number of Coins and Tokens you have sold throughout the offering period, and the amount of proceeds raised, which are essential to your ability to implement your business plan, as well as any other material updates to your business; and

          Clarify the role, benefits and usability of the Coins and Tokens.

      Please also revise to clearly disclose the stage of development of your blockchain technology and file the form of the smart contract(s) or a written summary of such contract(s) as an exhibit to the offering statement pursuant to Item 17 of Form 1-A.
      Ensure that all of the material terms of the Coins and Tokens, as embedded within the smart contract(s), are described in the offering statement and set at the time of qualification. To the extent that you have not developed your Coins or Tokens, please tell us who will develop them and when you will do so. If the rights attached to the Coins and
      Tokens will not be embedded in the smart contract(s), please tell us how a token or coin holder will be able to enforce these rights and how they will be transferred in secondary trading of the Tokens.
2. We note your disclosure that you intend to repurchase all outstanding Coins on a daily or more frequent basis. We further note your disclosure on page 61, stating that "at any given time, no more than $1,000,000 worth of Coins can, or will, be outstanding."
      Finally, we note that you intend to qualify for sale $49 million of Tokens. Please provide us with your analysis regarding how your ongoing sales and repurchases of Coins will comply with the limitations set forth in Rule 25 l(a) of Regulation A. Specifically, we
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 3
      draw your attention to the Tier 2 offering limit, pursuant to which the sum of all cash and other consideration to be received for the securities being offered plus the gross proceeds for all securities sold pursuant to other offering statements within the 12 months before the start of and during the current offering of securities may not exceed $50 million.
3. We refer to your disclosure, including on page 17, stating that the Tokens do not represent equity interests and will not "entitle the holder(s) thereof to any equity interest, in or of the Company." We also note your disclosure, including in Article XIV, regarding the voting rights, distribution rights, and liquidation rights associated with the Tokens.
      Finally, we note your disclosure, including on page 20, that the Coins will not be considered equity interests. We note, however, that counsel has provided a legality opinion, which appears to opine that the securities are equity securities (i.e., legally issued). Please revise for consistency throughout and ensure that you have discussed all material terms of the Tokens and Coins and provided an appropriate summary thereof.
4. Please disclose whether you intend to register as a money transmitter or money services business, and how you intend to comply with the related state and federal regulations.
5. We note section 12(n) of your Subscription Agreement and section 12.16 of your
      Operating Agreement regarding waiver of jury trial. Additionally, we note section 8(k) of
      the Token Rights Agreement, section 8(k) of the Coin Rights Agreement, and section 12.7 of the Operating Agreement relating to mandatory arbitration or mediation. Please revise your offering statement to:

          Describe the jury trial provisions and the mandatory arbitration or mediation provisions, including how each such provision will impact your investors;

          Describe any questions as to enforceability under federal and state law;

          Clarify whether each of these provisions applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

          Clarify whether the provisions will apply to secondary purchasers;

          To the extent each such provision applies to federal securities law claims, please revise the disclosure and the Agreements to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
6. We note that section 12(n) of your Subscription Agreement identifies "any court of competent jurisdiction in Cook County in the State of Illinois" as the exclusive forum for
      "any action or proceeding arising out of or relating to this Agreement or any of the other
      Subscription Documents." Please revise the provision to clarify whether this provision
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 4
      would permit suit to be brought in both state or federal court within Cook County. In addition, please include risk factor disclosure that highlights this provision and describes its impact on investors.
7. Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
      Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.
8.    We note that your website references your White Paper and Executive
Summary for
      additional information on how you are "changing the face of crypto in the cannabis space." Please note that such documents may represent test-the-waters materials. Please file such materials as exhibits to your offering statement, or advise us why you do not believe they should be characterized as test-the-waters materials. Refer to Rule 255 of
      Regulation A.
9. To enhance readability, please revise throughout the offering circular to remove footnotes cross-referencing other sections. To the extent that a cross-reference is necessary to enhance an investor's understanding of the matter being discussed, please include it directly in the body of your disclosure. For additional guidance, please refer to "A Plain
      English Handbook," available at https://www.sec.gov/pdf/handbook.pdf. Cover page

10. We note that in the beginning of your cover page in bold, you refer to a best efforts offering of $5 million of Coins and $45 million of Tokens, whereas the rest of the document refers to an offering of $1 million of Coins and $49 million of Tokens. Please revise for consistency.
11. Please revise to include your website address on the cover page of the offering circular and disclose the expiration date(s) of the Token offering and the Coin offering. Refer to
      Item l(b) and Item l(c) of Part II of Form 1-A, respectively. Please also revise the cover page to disclose that payment for Tokens may be made in U.S. cash, check, or Bitcoin,
      Bitcoin Cash, Ether, or Litecoin. In addition, please state that, once submitted, an investor's subscription is irrevocable.
Article I: About This Offering Circular; Forward-Looking Statements, page 11

12. We note your statement here and elsewhere in the offering circular that summaries of certain agreements, documents, and records do not purport to be complete. Please be
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 5
       advised that you are responsible for the accuracy of the information in the filing. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of each such agreement, document, and record must be complete. Please revise accordingly here and elsewhere in the offering statement as necessary.
Forward-Looking Statements, page 12

13. Please delete the references to the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act, as it does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the
       Securities Exchange Act. See paragraph (a)(l) of Section 27A of the Securities Act of
       1933.
Article II: Company and Offering Summary
Summary of the Offering, page 16

14. We note that you indicate that you intend to "qualify the Tokens for sale/resale on a public trading platform or exchange . . . ." Confirm whether you intend such platform to be a
       registered national securities exchange.
Article III: Risk Factors, page 22

15. We note your disclosure in Article V: Dilution. Please revise to include disclosure regarding any significant risk factors relating to potential dilution to purchasers in this offering arising from PIAs, existing options, incentive agreements, and any other relevant arrangements.
Description of Blockchain Business, page 36

16. Please significantly revise your business description to discuss how you plan to develop and implement the blockchain technology in more detail. For example, we note that you have not yet engaged any outside developers to develop your technology. Please provide additional detail about your plans to develop your blockchain business, such as when you expect to engage with developers and the proposed framework that your technology will follow. In addition, please clarify the specific milestones that must be met in order to develop your technology, including the expected costs to be incurred. Please also revise to include an update on the recently launched beta versions that you reference in order to provide additional details regarding the operational activities performed and relevant operating and financial metrics. Please also discuss any barriers to entry. For example, we note that all users, including dispensaries, will be required to set up a wallet. Please clarify if dispensaries typically have wallet accounts and, if not, whether this may pose a challenge to your business model.
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 6
Description of Proposed Transactional Coin Usage and Trading; Transaction Fees, page 37

17. We note your disclosure here and elsewhere that your transaction fees are subject to future increase or decrease at any time and from time to time at your sole discretion. Please revise to clarify how you will communicate changes in transaction fees to holders of your
      Coins. Please also revise to clarify whether Coins may be transferred among one or more Purchaser Wallets and, if so, whether such a transfer would be subject to a transaction fee.
Coin Buyback/Buyback Price, page 39

18. We note your disclosure, here and elsewhere, that the company will repurchase all outstanding Coins at least once per day, and that "the timing of each Buyback will be solely at the option of the Company." Please revise here and elsewhere to describe how you plan to notify investors of the timing of each buyback, and how much notice investors will receive in advance of a buyback.
19. Please provide your analysis as to whether the proposed Coin buyback program is a tender offer.
20. Please explain how the proposed Coin buyback program will comply with Regulation M.
Industry Analysis, page 40

21. We note your disclosure stating that a blockchain product like your proposed framework promotes transparency while protecting privacy. Please revise to describe the information regarding holders of Coins that you expect to be shared with banks. Description of Loan Business, page 46

22. We note that you have included the "Initial Loan Criteria" as an appendix to your offering statement. Please also revise this section to briefly summarize the basic loan criteria and underwriting that you will perform before issuing a loan. Please also identify the number of employees that you expect to have focused on the loan business. Finally, please expand your disclosure to discuss in detail the material government regulations that are applicable to your business plan and how you intend to monitor regulatory compliance.
23. Please clarify if you also intend to utilize blockchain technology in your loan business.
Article V: Dilution, page 53

24. Please revise your disclosure in this section to compare the public contribution under the proposed public offering and the average effective cash contribution of directors, officers, and other affiliated persons for tokens they have the right to acquire in connection with the existing options. Refer to Item 4 of Part II of Form 1-A.
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 7
Existing Options; Incentive Agreements, page 53

25. Please revise to describe the material terms of the incentive agreements you expect to enter into, including without limitation the following:

          How you will determine the amount of Tokens to be issued to each early adopter pursuant to the incentive agreements;

          The expected purchase price or consideration you expect to receive therefor;

          Whether the incentive Tokens will be held by affiliates or insiders;

          The exemption from registration that you expect to rely upon for the issuance of the incentive Tokens; and

          How the sales will comply with Rule 251 (c) of Regulation A. Procedures for Purchasing Tokens; Rejection by Company, page 58

26.   Please revise this section to disclose the following:

          In the event subscriptions are rejected in whole or in part, the form refunds will take to purchasers who paid using Bitcoin, Bitcoin Cash, Ether, and/or Litecoin; and

          If rejected subscriptions are paid for using Bitcoin, Bitcoin Cash, Ether, and/or
          Litecoin, how you will determine the amount of the refund if the value of the Bitcoin,
          Bitcoin Cash, Ether, and/or Litecoin has changed.
27. We note your disclosure that "[o]nce submitted to the Company the Token Subscription
      Deliveries of a particular investor will be binding, unchangeable and irrevocable." We further note your disclosure stating that you reserve the right "to accept or reject, in whole or in part, any investor's subscription to purchase Tokens or to otherwise allocate any investor a number of Tokens of a smaller principal amount than the total number specified in such investor's respective Subscription Agreement that is desired for purchase." Please revise to disclose whether a potential investor will have an opportunity to withdraw his subscription following notification that he will be able to receive only a partial allocation.
Approved Forms of Payment, page 59

28. We note that you intend to accept cryptocurrency, such as Bitcoin, Bitcoin Cash, Ether or
      Litecoin, as a form of payment for the Tokens. In accordance with the Note to Paragraph
      (a) of Rule 251 of Regulation A, please demonstrate how you will calculate the value of the digital assets that you will accept in payment for purposes of determining the
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 8
      aggregate offering price or aggregate sales of the Tokens. Please note that in the absence of bona fide sales of that type of consideration made within a reasonable time, the fair value of consideration other than cash must be determined by an "accepted standard."
29. Given that you intend to accept the transfer of Bitcoin, Bitcoin Cash, Ether, and/or
      Litecoin as a form of payment for your Tokens, please revise to discuss:

          How you will value the respective cryptocurrency initially and an ongoing basis;

          How you will determine the amount of Tokens to which a purchaser will be entitled and at what point the number of Tokens will be determined as well as how you will notify a purchaser of the valuation; and

          Whether you intend to hold the cryptocurrency that you receive or convert them into fiat currency immediately upon receipt or soon thereafter. To the extent you intend to hold crytpocurrency, please revise to clearly address the associated risks (e.g., volatility, valuation, storage, etc.).
30. We note your disclosure that Token purchasers will "assume any and all risk with respect to any adverse changes in the value of [cryptocurrency] prior to its being received by the
      Company." We further note your disclosure that settlement with respect to the purchase and sale of Tokens will occur within 15 days from the later of your acceptance of the
      Token subscription and the date on which the investor's funds have been "fully cleared and made available" to you. Please revise to discuss the implications of this policy, including the effects on the purchaser of an increase and a decrease in the value of cryptocurrency between submission of the subscription agreement and funds and settlement. Please also revise your disclosure under "Risk Factors" to discuss any significant risks arising from any delay between payment and settlement, including without limitation any significant risks arising from the volatility of cryptocurrency valuations during the interim.
31. We note your disclosure on page 59, stating that "until the Company accepts or rejects an investor's subscription to purchase Tokens, the Company will have full access to all funds received from such investor," and that such funds will be "held and reserved by the
      Company, without use, unless and until all the Token Subscription Deliveries of such investor have been accepted or rejected by the Company." We further note that settlement may not occur for up to 15 days. Please clarify whether this means that the funds submitted in payment for Tokens will be available for the company's use prior to settlement, notwithstanding that investors are not yet owners of the Tokens, and discuss the risks to and rights of investors during this period. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a settlement and/or when the Tokens are distributed. Finally, please describe any contingencies to settlement.
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 9
Article VII: Use of Proceeds to Issuer, page 64

32. In the table beginning on page 66 and relating to the allocation of 75% of the total net offering proceeds from the sale of Tokens toward the loan business, it appears that there may be an arithmetic error in the formula calculating the numbers in the "% of Total
       Proceeds" column. Please revise.
33. We note your disclosure stating that you believe you need to raise at least half of the total desired offering proceeds in order to make your anticipated business viable, and that you will have to significantly scale back your anticipated business operations if you raise less than that amount. Please revise the tabular disclosure in this section to illustrate your planned use of proceeds if 25% of the offering is sold. Refer to Item 6 of Part II of Form
      1-A and Instruction 3 thereto for guidance.
Article X: Board Members, Executive Officers, and Significant Employees, page
77

34. Please revise to clarify the respective roles, responsibilities, and authority of the board of managers and the board of advisors.
Article XI: Compensation of Board Members and Executive Officers, page 79

35. Please update the disclosure in this section to reflect the annual compensation paid in
      2018. Refer to Item 11 of Part II of Form 1-A.
36. We note your disclosure on page 80 indicating that you expected to have employment agreements in place by the end of the third quarter in 2018. Please revise to disclose the material terms of such agreements.
Article XII: Security Ownership of Management and Certain Security Holders, page 81

37. Please revise to include tabular disclosure regarding beneficial ownership by directors, officers, and significant holders of Tokens, including the amount of Tokens each beneficial owner has the right to acquire using the manner specified in Rule 13d-3(d)( l) of the Securities Exchange Act of 1934, or advise us why you believe such disclosure is not material. Refer to Item 12 of Part II of Form 1-A.
Article XIV: Securities Being Offered
Equity Rights/Voting Rights, page 85

38. We note that the Tokens have limited voting rights. To the extent you intend to issue the
       Tokens in digital form, please revise to describe the voting process for digital securities, highlighting how, if appropriate, it may differ from the manner of other record holders of your non-digital securities.
 Charlie Uchill
CERES Coin LLC
February 21, 2019
Page 10
Financial Statements for the Nine Months Ended September 30, 2018
Notes to Financial Statements
Note 4. Private Investment Agreements, page 91

39. We note your disclosure in Note 4 to the financial statements for the nine months ended
      September 30, 2018 that proceeds from the Private Investment Agreements
(PIAs) are to
      be used to issue loans to third parties. We also note disclosure on page 51 that it is the intent of the company to ultimately apply the total proceeds from the sale of the PIAs toward the blockchain business and loan business in the same proportion as it intends to allocate the proceeds from the offering. Disclosure on page 51 states that to date, the company has applied the bulk of such funds towards the development of the framework and related Coin technology and has not applied any such funds toward the operation of the loan business. Please reconcile this apparent discrepancy in disclosure and revise your disclosure as necessary to accurately and consistently describe how the proceeds from the
      PIAs have been used to date as well as the company's intent for these funds moving forward.
Exhibits

40. Please refer to the Form of Subscription Agreement filed as exhibit 4a. It appears that section 3(a) requires an investor to represent that it has "read" the offering materials.
      Please note that it is inappropriate to require an investor to represent that it has read the offering materials and remove this language from the Subscription
Agreement.
41. Please refer to the legal opinion filed as exhibit 12a. Please have counsel revise the final paragraph of the opinion to remove the language that limits reliance on the opinion to the company and related entities. In this regard, we note that purchasers of the securities in the offering are entitled to rely on the legality opinion.
        You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Amit Pantle,
Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at
202-551-3207 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Financial Services